Filed by Alpha Beta Netherlands Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)

Deutsche Börse
July 22, 2011

The following is an English translation of a German publication provided to Deutsche Börse shareholders.

Deutsche Börse and NYSE Euronext to create the worldwide leading exchange group

- Information for shareholders of Deutsche Börse AG -

Why do Deutsche Börse and NYSE Euronext match?

Both exchange operators perfectly complement each other. Even today Deutsche Börse AG and NYSE Euronext together are market leaders for the complete range of the stock exchange business:

Prior to trading, Deutsche Börse offers first class market data and indices which are well known all over the world. Their attractiveness will be further increased by the US partner.

At trading, NYSE Euronext’s “Wall Street” is a trading center for shares with a worldwide reputation. Deutsche Börse leads in trading and risk management of derivatives.

Post trading, the customers of both stock exchanges benefit from the combined offers for settlement. Deutsche Börse’s Clearstream subsidiary is active in custody and administration of securities all over the world. Efficient technologies allow it to execute such post-trading-processes smoothly.

Deutsche Börse and NYSE Euronext. Together number one in all important business areas

Position worldwide		Deutsche Börse	NYSE Euronext	Deutsche Börse and NYSE Euronext
Global Derivatives (traded contracts)	Ranking	3	4	1
US-Options (traded contracts)	Ranking	4	3	1
Market capitalization of listed companies	Ranking	7	1	1
Revenues market data and technology	Ranking	6	3	1

 / /

The main features at a glance

•                    Shares of Deutsche Börse AG will be exchanged into shares of the new holding company at an exchange ratio of 1:1.

•                    The exchange of the shares must be declared in writing to the custodian bank.

•                    According to plan the exchange of the shares will be possible until mid July 2011.

•                    As a shareholder it is risky to miss the exchange.

Deutsche Börse AG and NYSE Euronext intend to create the leading exchange group in the world. As a shareholder of Deutsche Börse AG, you have the historic opportunity to participate in a new, global exchange group. You will not only profit from direct value enhancement resulting from the expected synergies but also from improved growth potential of the combined group. The new company will be based in Frankfurt and New York and will be listed on exchanges in both locations Frankfurt and New York. Furthermore the combination will strengthen both financial centers.

This flyer answers key questions about the planned combination.

Financial and Balance sheet key figures 2010
		NYSE Euronext	Deutsche Börse
Net revenues	€ MM	1,888	2,166
Operating result – EBITDA	€ MM	838	1,221
Market Capitalisation1)	€ MM	6,408	11,710
Employees		2,971	3,490
1) as of 15 February 2011

Why should I exchange?

The combination increases value to shareholders. As soon as the first year after closing of the combination, a positive effect is expected on a pro forma basis. Both partners expect cost synergies of approximately €300 million, which will fully take effect beginning at the end of the third year. The synergies result from, among other things, the combination of the different technology platforms. Moreover Deutsche Börse and NYSE Euronext expect future growth, which will further positively affect the earnings in the amount of at least €100 million annually. Further opportunities for joint growth are expansion in emerging markets and the joint development of new asset classes such as off-market traded derivatives.

What is going to happen if I don’t exchange?

Every single share counts! To be successful the vast majority of Deutsche Börse-Shares need to be exchanged. If the exchange is not successful to this extent, the transaction, which is in the interest of the companies and shareholders, will occur. The realization of considerable cost synergies would fail as well.

 / /

What risk do I bear if I keep Deutsche Börse-Shares despite the exchange?

In this case you remain shareholder of Deutsche Börse AG. According to the new holding structure Deutsche Börse AG will have a majority shareholder, who owns more than 75% of the shares and therefore the majority of the voting rights in Deutsche Börse AG, which entitles such shareholder to pass resolutions at shareholder meetings on its own. Moreover there is a high probability that trading in the remaining shares of Deutsche Börse AG will be significantly less liquid than it is currently.

How may I exchange my shares?

To exchange Deutsche Börse shares, you must instruct your custodian bank in writing to accept the offer. The form is available at your custodian bank.

How does the combination work?

A holding company with a registered seat in the Netherlands (initially known as Alpha Beta Netherlands Holding N.V.) has made a public takeover offer to the shareholders of Deutsche Börse AG. This exchange offer provides for a minimum exchange threshold of 75 percent of the Deutsche Börse-Shares. Simultaneously holders of a majority of the shares of NYSE Euronext must approve the merger of NYSE Euronext with a US subsidiary of the Dutch holding company at special shareholders meeting. As a result Deutsche Börse and NYSE Euronext will be brought together under the roof of the new holding company. The Netherlands will be the legal seat of the holding company; the headquarters of the newly created exchange group will be in Frankfurt and New York.

Way of combination

 / /

What is the Timeline?

The acceptance period during which you as shareholder of Deutsche Börse AG may exchange your shares is expected to commence at the beginning of May and lasts 10 weeks until mid July 2011. Simultaneously with the exchange offer, the companies will seek antitrust and regulatory approvals in Europe and the United States. The transaction is expected to close at the end of 2011.

I still have questions. Where do I get further information?

The website www.global-exchange-operator.com further describes all aspects of the transaction. Further questions can be directed personally to our helpline which is available by phone at:

0800-133 133 6

Important notice:

Safe Harbour Statement

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Börse AG, Alpha Beta Netherlands Holding N.V. “Holding”), a newly formed holding company, has filed, and the SEC has declared effective on May 3, 2011, a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of NYSE Euronext that will also constitute a prospectus for Holding and (2) an offering prospectus of Holding to be used in connection with Holding’s offer to acquire Deutsche Börse AG shares held by U.S. holders. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) (“BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs- und Übernahmegesetz), and was published on May 4, 2011.

Investors and security holders are urged to read the definitive proxy statement/prospectus, the offering prospectus, the offer document and published additional accompanying information in connection with the exchange offer regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s website at www.nyse.com. The offer document and published additional accompanying information in connection with the exchange offer are available at Holding’s website at www.global-exchange-operator.com. Holders of Deutsche Börse shares who have accepted the exchange offer have certain withdrawal rights which are set forth in the offer document.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Börse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. The exchange offer and the exchange offer document shall not constitute an issuance, publication or public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of Germany, United Kingdom of Great Britain and Northern Ireland and the United States of America. The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

 / /

Subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the exchange offer will not be made directly or indirectly in or into Japan, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce or any facility of a national securities exchange of Japan. Accordingly, copies of this announcement or any accompanying documents may not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Japan.

The shares of Holding have not been, and will not be, registered under the applicable securities laws of Japan. Accordingly, subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the shares of Holding may not be offered or sold within Japan, or to or for the account or benefit of any person in Japan.

Participants in the Solicitation

NYSE Euronext, Deutsche Börse AG, Holding and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from NYSE Euronext stockholders in respect of the proposed business combination transaction. Additional information regarding the interests of such potential participants will be included in the definitive proxy statement/prospectus and the other relevant documents filed with the SEC.

Forward-Looking Statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Börse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Börse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which NYSE Euronext and Deutsche Börse AG operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of NYSE Euronext, Deutsche Börse AG or Holding undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

 / /

The following is an English translation of a German letter sent to Deutsche Börse shareholders.

Deutsche Börse AG, 60485 Frankfurt am Main

<address>

<title> <first name> <last name>

<street> <number>

<post code> <place>

May 2011

Deutsche Börse and NYSE Euronext create the worldwide leading exchange operator

Dear <title>, <last name>,

Deutsche Börse AG and NYSE Euronext intend to create together the leading exchange group in the world. As a shareholder of Deutsche Börse AG you have the historic opportunity to participate in the new global exchange group by way of an exchange offer. You will not only profit from the direct value enhancement resulting from the expected synergies, but also from the improved growth potential of the combined group.

In order to exchange your Deutsche Börse-Shares, you need to instruct your authorized custodian bank in writing. Every share counts in the process because for the combination to be successful the vast majority of the shares need to be exchanged. The acceptance period during which you can exchange your shares is expected to commence on May 4 and last until July 13, 2011. The tendered shares are tradable under a new international securities identification number (ISIN DE000A1KRND6).

The attached flyer contains answers to the key questions about the planned combination. Further questions can be directed personally and free-of charge to our helpline which is available Monday to Friday from 8 a.m. to 8 p.m. at 0 800 -133 133 6.

Yours faithfully,

Reto Francioni CEO	Gregor Pottmeyer CFO

 / /

Important notice:

Safe Harbour Statement

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Boerse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, has filed, and the SEC has declared effective on May 3, 2011, a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of NYSE Euronext that will also constitute a prospectus for Holding and (2) an offering prospectus of Holding to be used in connection with Holding’s offer to acquire Deutsche Boerse AG shares held by U.S. holders. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs- und Übernahmegesetz), and was published on May 4, 2011.

Investors and security holders are urged to read the definitive proxy statement/prospectus, the offering prospectus, the offer document and published additional accompanying information in connection with the exchange offer regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s website at www.nyse.com. The offer document and published additional accompanying information in connection with the exchange offer are available at Holding’s website at www.global-exchange-operator.com. Holders of Deutsche Börse shares who have accepted the exchange offer have certain withdrawal rights which are set forth in the offer document.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Boerse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. The exchange offer and the exchange offer document shall not constitute an issuance, publication or public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of Germany, United Kingdom of Great Britain and Northern Ireland and the United States of America. The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

Subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the exchange offer will not be made directly or indirectly in or into Japan, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce or any facility of a national securities exchange of Japan. Accordingly, copies of this announcement or any accompanying documents may not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Japan.

The shares of Holding have not been, and will not be, registered under the applicable securities laws of Japan. Accordingly, subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the shares of Holding may not be offered or sold within Japan, or to or for the account or benefit of any person in Japan.

Participants in the Solicitation

NYSE Euronext, Deutsche Boerse AG, Holding and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from NYSE Euronext stockholders in respect of the proposed business combination transaction. Additional information regarding the interests of such potential participants will be included in the definitive proxy statement/prospectus and the other relevant documents filed with the SEC.

Forward-Looking Statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Boerse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Boerse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which NYSE Euronext and Deutsche Boerse AG operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of NYSE Euronext, Deutsche Boerse AG or Holding undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

 / /

The following is an English translation of a German letter sent to Deutsche Börse shareholders.

Deutsche Börse AG, 60485 Frankfurt am Main

<address>

<title> <first name> <last name>

<street> <number>

<post code> <place>

in June 2011

Further information on the combination of Deutsche Börse and NYSE Euronext

Dear shareholders,

Today we want to inform you again about the exchange offer of Alpha Beta Netherlands Holding N.V. in connection with the planned combination of your company with NYSE Euronext. This letter outlines the essential details and relevant deadlines for you.

The management board and supervisory board of Deutsche Börse are convinced that the combination is in the interest of and for the benefit of all parties – to Deutsche Börse as a company as well as in your interest as a shareholder. Therefore, both bodies support the exchange offer and recommend you to accept the exchange offer.

If you have already tendered your shares of Deutsche Börse AG for exchange, please regard this letter as irrelevant.

Expiry of the exchange offer

The acceptance period for the exchange expires on Wednesday, 13 July 2011. The combination with NYSE Euronext is dependent on, among other things, the fact that 75 percent of the outstanding shares of Deutsche Börse must be tendered in the exchange offer by that day. In order to exchange your Deutsche Börse Shares into shares of Alpha Beta Netherlands Holding N.V. you need to instruct your authorized custodian bank in time.

Trade of the tendered shares

All shares of Deutsche Börse AG that will be tendered until 13 July 2011 will be marked as “tendered shares”. They are immediately tradable under a new ISIN (DE000A1KRND6) on the Frankfurt Stock Exchange via Xetra®. After closing of the transaction, those shares will be exchanged into shares of Alpha Beta Netherlands N.V. and will be listed on the stock exchanges in Frankfurt and New York as well as in Paris.

As soon as more than 50 percent of the shares of Deutsche Börse are tendered, prior to the end of the acceptance period, the “tendered shares” will replace the current shares of Deutsche Börse in the DAX®.

Special dividend

 / /

If you have tendered your Deutsche Börse-Shares, and therefore after closing of the transaction will receive shares of Alpha Beta Netherlands Holding N.V. in exchange for your Deutsche Börse Shares, you are entitled to receive a special dividend in the amount of €2.00 per share. This dividend will be distributed after closing of the combination of NYSE Euronext and Deutsche Börse by Alpha Beta Netherlands Holding N.V.

If you have tendered your shares, after closing of the transaction you will benefit from the following:

▪         A strategically sound transaction that will create the worldwide largest cash market, the leading derivatives platform as well as the leading provider of risk management, market data, post-trade and technology services

▪         Enhanced growth potential, which results from excellent positioning for expansion into emerging markets and new asset classes

▪         Estimated revenue and cost synergies in the amount of €550 million annually

Further Information

Further information in connection with the exchange offer is available under www.globalexchange-operator.com. Furthermore you can direct your questions personally and free of charge to our helpline which is available Monday to Friday from 8 a.m. to 8 p.m. under 0 800 -133 133 6.

Yours faithfully,

Reto Francioni CEO	Gregor Pottmeyer CFO

 / /

Important notice:

Safe Harbour Statement

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Boerse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, has filed, and the SEC has declared effective on May 3, 2011, a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of NYSE Euronext that will also constitute a prospectus for Holding and (2) an offering prospectus of Holding to be used in connection with Holding’s offer to acquire Deutsche Boerse AG shares held by U.S. holders. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs- und Übernahmegesetz), and was published on May 4, 2011.

Investors and security holders are urged to read the definitive proxy statement/prospectus, the offering prospectus, the offer document and published additional accompanying information in connection with the exchange offer regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s website at www.nyse.com. The offer document and published additional accompanying information in connection with the exchange offer are available at Holding’s website at www.global-exchange-operator.com. Holders of Deutsche Börse shares who have accepted the exchange offer have certain withdrawal rights which are set forth in the offer document.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Boerse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. The exchange offer and the exchange offer document shall not constitute an issuance, publication or public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of Germany, United Kingdom of Great Britain and Northern Ireland and the United States of America. The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

Subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the exchange offer will not be made directly or indirectly in or into Japan, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce or any facility of a national securities exchange of Japan. Accordingly, copies of this announcement or any accompanying documents may not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Japan.

The shares of Holding have not been, and will not be, registered under the applicable securities laws of Japan. Accordingly, subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the shares of Holding may not be offered or sold within Japan, or to or for the account or benefit of any person in Japan.

Participants in the Solicitation

NYSE Euronext, Deutsche Boerse AG, Holding and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from NYSE Euronext stockholders in respect of the proposed business combination transaction. Additional information regarding the interests of such potential participants will be included in the definitive proxy statement/prospectus and the other relevant documents filed with the SEC.

Forward-Looking Statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Boerse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Boerse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which NYSE Euronext and Deutsche Boerse AG operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of NYSE Euronext, Deutsche Boerse AG or Holding undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

 / /

The following is an English translation of a German letter sent to Deutsche Börse shareholders.

Deutsche Börse AG, 60485 Frankfurt am Main

<address>

<title> <first name> <last name>

<street> <number>

<post code> <place>

July 8, 2011

Combination of Deutsche Börse and NYSE Euronext to become the world’s strongest exchange operator is coming closer:

exchange offer period expires on 13 July

Dear shareholders,

Yesterday was an important day for you as a shareholder. The shareholders of our merger partner NYSE Euronext in New York voted by a significant majority in favor of the intended combination of both companies. Thereby they have opened the way on the American side for the trendsetting project in the worldwide exchange industry.

Now it is up to you to participate in the first, real global and highly value creating exchange operator. Only until Wednesday, 13 July 2011 are you able to exchange your Deutsche Börse Shares at a ratio of 1:1 for shares of Alpha Beta Netherlands Holding N.V. (Holding). Holding will be the owner of both companies, Deutsche Börse AG and NYSE Euronext. Thereby you will become co-owner of the new company in a fast and uncomplicated way – and therefore participate in the great potential of this combination, provided that you tender your shares now, if you have not already done so.

To exchange your Deutsche Börse Shares for shares of Holding you need to instruct your custodian bank no later than 13 July 2011. Please note, the receipt of your order by your custodian bank is essential. All shares of Deutsche Börse AG that are tendered through that day are tradable under the new ISIN DE000A1KRND6 on the Frankfurt Stock Exchange. Upon closing of the transaction those shares will be exchanged for shares of Holding and will be listed on the stock exchanges in Frankfurt and New York as well as in Paris.

If you have tendered your Deutsche Börse Shares in time prior to the expiration of the exchange offer, you are also entitled to receive a special dividend in the amount of € 2.00 per share. This dividend is planned to be paid after closing of the combination by Holding.

You can take part when the leading global exchange operator comes into existence. We would be pleased to welcome you as shareholder of the new company.

Yours faithfully,

Reto Francioni CEO	Gregor Pottmeyer CFO

Important notice:

 / /

Safe Harbour Statement

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Boerse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, has filed, and the SEC has declared effective on May 3, 2011, a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of NYSE Euronext that will also constitute a prospectus for Holding and (2) an offering prospectus of Holding to be used in connection with Holding’s offer to acquire Deutsche Boerse AG shares held by U.S. holders. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs- und Übernahmegesetz), and was published on May 4, 2011.

Investors and security holders are urged to read the definitive proxy statement/prospectus, the offering prospectus, the offer document and published additional accompanying information in connection with the exchange offer regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s website at www.nyse.com. The offer document and published additional accompanying information in connection with the exchange offer are available at Holding’s website at www.global-exchange-operator.com. Holders of Deutsche Börse shares who have accepted the exchange offer have certain withdrawal rights which are set forth in the offer document.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Boerse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. The exchange offer and the exchange offer document shall not constitute an issuance, publication or public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of Germany, United Kingdom of Great Britain and Northern Ireland and the United States of America. The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

Subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the exchange offer will not be made directly or indirectly in or into Japan, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce or any facility of a national securities exchange of Japan. Accordingly, copies of this announcement or any accompanying documents may not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Japan.

The shares of Holding have not been, and will not be, registered under the applicable securities laws of Japan. Accordingly, subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the shares of Holding may not be offered or sold within Japan, or to or for the account or benefit of any person in Japan.

Participants in the Solicitation

NYSE Euronext, Deutsche Boerse AG, Holding and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from NYSE Euronext stockholders in respect of the proposed business combination transaction. Additional information regarding the interests of such potential participants will be included in the definitive proxy statement/prospectus and the other relevant documents filed with the SEC.

Forward-Looking Statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Boerse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Boerse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which NYSE Euronext and Deutsche Boerse AG operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of NYSE Euronext, Deutsche Boerse AG or Holding undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

 / /